UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-14841

MARKWEST HYDROCARBON, INC.

(Exact name of registrant as specified in its charter)

1515 Arapahoe Street, Tower 2, Suite 700

Denver, CO 80202

(303) 925-9200

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)

relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

                Pursuant to the requirements of the Securities Exchange Act of 1934, MarkWest Hydrocarbon, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2008	By:	/s/ Frank M. Semple
		Name:	Frank M. Semple
Its President and Chief Executive Officer